Exhibit 99.1
FCA reports strong full year 2019 results, with Net profit from continuing operations of €2.7 billion, Adjusted net profit of €4.3 billion, Adjusted EBIT of €6.7 billion and 6.2% margin, with record North America results and margin. Industrial free cash flows at €2.1 billion.

2019 FULL YEAR FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated)(1)
“Last year was a historic year for FCA.
We continued to deliver value for our shareholders and we took actions to thrive in the future by substantially strengthening our financial position, committing to key product investments and entering into a combination agreement with PSA.”
- Mike Manley, CEO

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
108,187	(2)%	6,668	(1)%	6.2%	+10 bps

Net profit(4)		Adjusted net profit(4)
During 2019, FCA delivered on its commitment to continued shareholder value generation as record North America and improved Latin America results led to strong Group performance, with Adjusted EBIT margin reaching 6.2 percent.

The Ram and Jeep brands drove North American results as strong sales of the all-new Ram Heavy-Duty, Ram 1500 and Ram 1500 Classic resulted in record Ram brand sales in the U.S., up 18%. The successful launch of the all-new Jeep Gladiator, which was recently named the 2020 North American Truck of the Year, was also a key factor in delivering record results in North America. In Latin America, positive performance in Brazil more than offset headwinds from weak market conditions in Argentina and other countries in the region. Strong operating performance drove Industrial free cash flows of €2.1 billion.

In addition to continued strong performance, the Group reinstated shareholder remuneration with the commencement of an ordinary annual dividend and the payment of an extraordinary dividend upon completing the sale of Magneti Marelli in Q2 2019.

FCA also took numerous actions during the year to lay the groundwork for continued value creation. In Q1, we committed investments to expand production capacity in Michigan for the next generation Jeep Grand Cherokee, all-new Jeep Wagoneer and Grand Wagoneer and an all-new three-row full-size Jeep SUV. In Q2, we executed partnership agreements with Enel X and ENGIE Group to develop e-mobility solutions for electrified vehicles in Europe. In Q3, we announced plans to renew, expand and electrify the Maserati product portfolio. In Q4, we entered into an agreement to sell the Group’s cast iron automotive components business operated through our subsidiary, Teksid S.p.A.

Finally, FCA and Groupe PSA agreed to a 50/50 merger that will create a leading global mobility company. The merger, which is expected to close at the end of 2020 or early 2021, is expected to generate approximately €3.7 billion of annual synergies at run-rate.

FCA expects continued strong performance in 2020 and confirms guidance:
•
Adjusted EBIT >€7.0 billion
•
Adjusted diluted EPS >€2.80
•
Industrial free cash flows >€2.0 billion

2,700	(19)%	4,297		(9)%

Diluted earnings per share €		Adjusted diluted EPS(5) €
1.71	(19)%	2.73		(9)%

Cash flows from operating activities		Industrial free cash flows(6)
10,770	+14%	2,113		(2,335) m

•
Worldwide combined shipments(7) of 4,418 thousand units, down 9%, primarily due to dealer stock reduction in North America, lower China JV shipments along with sales channel actions and discontinuation of products in EMEA
•
Record North America results, with Adjusted EBIT of €6.7 billion, margin at 9.1%, up 50 bps; LATAM strong despite challenging market conditions in Argentina, with Adjusted EBIT of €0.5 billion and margin at 5.9%; substantial improvement in APAC
•
Industrial free cash flows of €2.1 billion; with capex at €8.4 billion

Refer to page 7 for an explanation of the items referenced on this page.

North America
	FY 2019	vs FY 2018
•
Shipments down 9%, primarily due to dealer stock discipline, partially offset by volumes of all-new Jeep Gladiator and higher Ram 1500 shipments
•
Net revenues flat, with favorable model mix and foreign exchange translation effects, offset by lower volumes and negative channel mix
•
Record Adjusted EBIT, up 7%, with record margin, due to favorable model mix, positive net price, industrial efficiencies, lower advertising costs and favorable foreign exchange effects, partially offset by lower volumes and increased product costs on new vehicles

Shipments (000s)	2,401	(232)
Net revenues (€ million)	73,357	+973
Adjusted EBIT (€ million)	6,690	+460
Adjusted EBIT margin	9.1%	+50	bps

APAC
	FY 2019	vs FY 2018
•
Combined shipments down 29%, primarily from lower China JV volumes
•
Consolidated shipments down 10%, with increased Jeep Wrangler volumes more than offset by lower volumes of other vehicles, primarily Jeep Compass and Alfa Romeo Stelvio
•
Net revenues up 4%, with favorable vehicle mix, positive net pricing due to reduced incentives, partially offset by lower volumes
•
Significant improvement in Adjusted EBIT due to increased Net revenues, as well as lower industrial costs, partially offset by lower China JV results

Combined shipments(7) (000s)	149	(60)
Consolidated shipments(7) (000s)	76	(8)
Net revenues (€ million)	2,814	+111
Adjusted EBIT (€ million)	(36)	+260
Adjusted EBIT margin	(1.3)%	+970	bps

EMEA
	FY 2019	vs FY 2018
•
Combined and consolidated shipments down 8% and 9%, respectively, primarily due to sales channel actions and discontinued products
•
Net revenues down 10%, primarily due to lower volumes
•
Adjusted EBIT down, with lower volumes, higher incentives, compliance and product costs, partially offset by reduced advertising costs and labor efficiencies resulting from restructuring actions, as well as favorable model and channel mix

Combined shipments(7) (000s)	1,272	(108)
Consolidated shipments(7) (000s)	1,199	(119)
Net revenues (€ million)	20,571	(2,244)
Adjusted EBIT (€ million)	(6)	(412)
Adjusted EBIT margin	—%	(180)	bps

LATAM
	FY 2019	vs FY 2018
•
Shipments flat, with increased volumes in Brazil offset by lower volumes in other markets, primarily Argentina due to continued market decline
•
Net revenues up 4%, with positive net pricing, including recognition of Brazilian indirect tax credits, partially offset by negative foreign exchange effects
•
Adjusted EBIT up 40%, due to higher Net revenues and industrial efficiencies, partially offset by purchasing cost inflation, higher import and export duties, as well as negative foreign exchange effects

Shipments (000s)	577	(8)
Net revenues (€ million)	8,461	+309
Adjusted EBIT (€ million)	501	+142
Adjusted EBIT margin	5.9%	+150	bps

MASERATI
	FY 2019	vs FY 2018
•
Shipments down 45%, primarily due to lower sales and planned dealer stock reduction
•
Net revenues down 40%, primarily due to lower volumes
•
Adjusted EBIT down primarily due to lower Net revenues, adjustments of residual values in the U.S during the second quarter and higher incentives related to accelerated transition to China 6, partially offset by favorable model and market mix

Shipments (000s)	19.3	(15.6)
Net revenues (€ million)	1,603	(1,060)
Adjusted EBIT (€ million)	(199)	(350)
Adjusted EBIT margin	(12.4)%	(1,810)	bps

Refer to page 7 for an explanation of the items referenced on this page.

Reconciliations

Net profit to Adjusted EBIT

FY 2019	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€73,357	€2,814	€20,571	€8,461	€1,603	€1,381	€108,187
Revenues from transactions with other segments		(20)	(52)	(105)	(12)	(11)	200	—
Revenues from external customers		€73,337	€2,762	€20,466	€8,449	€1,592	€1,581	€108,187

Net profit from continuing operations								€2,700
Tax expense								€1,321
Net financial expenses								€1,005
Adjustments:
Impairment expense and supplier obligations(A)		98	—	441	—	210	793	€1,542
Restructuring costs, net of reversals(B)		23	—	(9)	127	3	10	€154
Gains on disposal of investments		—	—	—	—	—	(15)	€(15)
Brazilian indirect tax – reversal of liability/recognition of credits(C)		—	—	—	(164)	—	—	€(164)
Other		45	(4)	(7)	4	8	79	€125
Total adjustments		166	(4)	425	(33)	221	867	€1,642
Adjusted EBIT(3)		€6,690	€(36)	€(6)	€501	€(199)	€(282)	€6,668
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(*) Other activities, unallocated items and eliminations
A.Impairment expense primarily as a result of rationalized product portfolio plans for Europe in A-segment, as well as for Alfa Romeo
B.Restructuring costs primarily related to LATAM and North America
C.Credits recognized related to indirect taxes in Brazil

FY 2018	(€ million)	NORTH AMERICA	APAC	EMEA	LATAM	MASERATI	OTHER(*)	FCA
Revenues		€72,384	€2,703	€22,815	€8,152	€2,663	€1,695	€110,412
Revenues from transactions with other segments		(31)	(57)	(101)	(10)	(18)	217	—
Revenues from external customers		€72,353	€2,646	€22,714	€8,142	€2,645	€1,912	€110,412

Net profit from continuing operations								€3,330
Tax expense								€778
Net financial expenses								€1,056
Adjustments:
Charge for U.S. diesel emissions matters		—	—	—	—	—	748	€748
Impairment expense and supplier obligations		16	11	307	8	—	11	€353
China inventory impairment		—	129	—	—	—	—	€129
Costs for recall, net of recovery - airbag inflators		114	—	—	—	—	—	€114
U.S. special bonus payment		109	—	—	—	—	2	€111
Restructuring costs, net of reversals		—	—	123	(28)	—	8	€103
Employee benefits settlement losses		92	—	—	—	—	—	€92
Port of Savona (Italy) fire and flood		—	—	2	—	11	30	€43
(Recovery of)/costs for recall - contested with supplier		(50)	—	—	—	—	—	€(50)
North America capacity realignment		(60)	—	—	—	—	—	€(60)
Brazilian indirect tax - reversal of liability/recognition of credits		—	—	—	(54)	—	(18)	€(72)
Other		1	—	30	—	—	32	€63
Total adjustments		222	140	462	(74)	11	813	€1,574
Adjusted EBIT(3)		€6,230	€(296)	€406	€359	€151	€(112)	€6,738

Refer to page 7 for an explanation of the items referenced on this page.

Net profit to Adjusted net profit
(€ million)	FY 2019	FY 2018
Net profit	6,630	3,632
Less: Net profit - discontinued operations	3,930	302
Of which: Gain on completion of Magneti Marelli sale, net of taxes	3,769	—
Of which: Net profit Magneti Marelli(D)	161	302
Net profit from continuing operations	2,700	3,330
Adjustments (as above)	1,642	1,574
Tax impact on adjustments(E)	(122)	(125)
Net derecognition of deferred tax assets and other tax adjustments	77	—
Impact of U.S. tax reform	—	(72)
Total adjustments, net of taxes	1,597	1,377
Adjusted net profit(4)	4,297	4,707
______________________________________________________________________________________________________________________________
D.Reflects results of Magneti Marelli up to the completion of the sale transaction on May 2, 2019, and the year ended December 31, 2018
E.Reflects tax impact on adjustments excluded from Adjusted EBIT noted above

Diluted EPS to Adjusted diluted EPS
	FY 2019	FY 2018
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	1.71	2.12
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	1.02	0.88
Adjusted diluted EPS (€/share)(5)	2.73	3.00
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,570,850	1,567,839

Cash flows from operating activities to Industrial free cash flows
(€ million)	FY 2019	FY 2018
Cash flows from operating activities	10,462	9,948
Less: Cash flows from operating activities - discontinued operations	(308)	484
Cash flows from operating activities - continuing operations	10,770	9,464
Less: Operating activities not attributable to industrial activities	74	59
Less: Capital expenditures for industrial activities	8,383	5,389
Add: Net intercompany payments between continuing operations and discontinued operations	(200)	(46)
Add: Discretionary pension contribution, net of tax	—	478
Industrial free cash flows(6)	2,113	4,448

Refer to page 7 for an explanation of the items referenced on this page.

Fourth quarter 2019 results

FCA reports record fourth quarter results, with Net profit from continuing operations of €1.6 billion, Adjusted net profit of €1.5 billion, Adjusted EBIT of €2.1 billion and 7.1% margin. Industrial free cash flows at €1.5 billion.

2019 FOURTH QUARTER FINANCIAL RESULTS FROM CONTINUING OPERATIONS (all amounts € million, unless otherwise stated)(1)

IFRS		NON-GAAP(2)

Net revenues		Adjusted EBIT(3)/ Margin
29,643	+1%	2,115	+16%	7.1%	+90 bps

Net profit(4)		Adjusted net profit(4)
1,578	+35%	1,537		+3%

Diluted earnings per share €		Adjusted diluted EPS(5) €
1.00	+35%	0.97		+3%

Cash flows from operating activities		Industrial free cash flows(6)
4,368	+14%	1,451		(586) m

•
Record Group and North America Adjusted EBIT results, with year-over-year improvements in APAC and LATAM; EMEA profitable
•
Record fourth quarter North America margin at 10.0%, up 130 bps
•
Worldwide combined shipments(7) of 1,165 thousand units, down 1%
•
Industrial free cash flows of €1.5 billion; including €2.9 billion of capex

North America
	Q4 2019	vs Q4 2018
Shipments (000s)	649	+11
Net revenues (€ million)	20,595	+1,236
Adjusted EBIT (€ million)	2,062	+382
Adjusted EBIT margin	10.0%	+130	bps

APAC
	Q4 2019	vs Q4 2018
Combined shipments(7) (000s)	40	(14)
Consolidated shipments(7) (000s)	20	(6)
Net revenues (€ million)	773	(77)
Adjusted EBIT (€ million)	(5)	+107
Adjusted EBIT margin	(0.6)%	+1,260	bps

EMEA
	Q4 2019	vs Q4 2018
Combined shipments(7) (000s)	312	(12)
Consolidated shipments(7) (000s)	280	(24)
Net revenues (€ million)	5,277	(613)
Adjusted EBIT (€ million)	46	(15)
Adjusted EBIT margin	0.9%	(10)	bps

LATAM
	Q4 2019	vs Q4 2018
Shipments (000s)	159	+7
Net revenues (€ million)	2,288	+115
Adjusted EBIT (€ million)	134	+33
Adjusted EBIT margin	5.9%	+130	bps

MASERATI
	Q4 2019	vs Q4 2018
Shipments (000s)	5.0	(3.9)
Net revenues (€ million)	395	(315)
Adjusted EBIT (€ million)	(40)	(88)
Adjusted EBIT margin	(10.1)%	(1,690)	bps

Refer to page 7 for an explanation of the items referenced on this page.

Fourth Quarter Reconciliations

Net profit to Adjusted EBIT
(€ million)	Q4 2019	Q4 2018
Net profit from continuing operations	1,578	1,171
Tax expense	352	(90)
Net financial expenses	221	255
Adjustments:
Impairment expense and supplier obligations	11	189
Gains on disposal of investments	(8)	—
Restructuring costs, net of reversals	(41)	77
Brazilian indirect tax – reversal of liability/recognition of credits	—	(25)
Costs for recall, net of recovery - airbag inflators	—	160
Port of Savona (Italy) fire and flood	—	43
Charge for U.S. diesel emissions matters	—	35
Employee benefits settlement losses	—	14
North America capacity realignment	—	(60)
Other	2	62
Total adjustments	(36)	495
Adjusted EBIT(3)	2,115	1,831

Net profit to Adjusted net profit
(€ million)	Q4 2019	Q4 2018
Net profit	1,538	1,293
Less: Net profit - discontinued operations	(40)	122
Of which: Gain on completion of Magneti Marelli sale, net of taxes	(40)	—
Of which: Net profit Magneti Marelli	—	122
Net profit from continuing operations	1,578	1,171
Adjustments (as above)	(36)	495
Tax impact on adjustments	(5)	(128)
Impact of U.S. tax reform	—	(46)
Total adjustments, net of taxes	(41)	321
Adjusted net profit(4)	1,537	1,492

Diluted EPS to Adjusted diluted EPS
	Q4 2019	Q4 2018
Diluted earnings per share from continuing operations ("Diluted EPS") (€/share)	1.00	0.74
Impact of adjustments, net of taxes, on Diluted EPS (€/share)	(0.03)	0.20
Adjusted diluted EPS (€/share)(5)	0.97	0.94
Weighted average number of shares outstanding for Diluted EPS (thousand)	1,573,810	1,568,312

Cash flows from operating activities to Industrial free cash flows
(€ million)	Q4 2019	Q4 2018
Cash flows from operating activities	4,368	3,985
Less: Cash flows from operating activities - discontinued operations	—	144
Cash flows from operating activities - continuing operations	4,368	3,841
Less: Operating activities not attributable to industrial activities	15	8
Less: Capital expenditures for industrial activities	2,902	1,605
Add: Net intercompany payments between continuing operations and discontinued operations	—	(75)
Add: Discretionary pension contribution, net of tax	—	(116)
Industrial free cash flows(6)	1,451	2,037

Refer to page 7 for an explanation of the items referenced on this page.

NOTES
(1) All results for the three months and twelve months ended December 31, 2019 and 2018 exclude Magneti Marelli following its presentation as a discontinued operation in the three months ended September 30, 2018 and subsequent disposal on May 2, 2019;
(2) Refer to page 3 for the reconciliations of Net profit to Adjusted EBIT, page 4 for the reconciliations of Net profit to Adjusted net profit, Diluted EPS to Adjusted diluted EPS and of Cash flows from operating activities to Industrial free cash flows for the years ended December 31, 2019 and 2018. Refer to page 6 for the applicable reconciliations for the three months ended December 31, 2019 and 2018;
(3) Adjusted EBIT excludes certain adjustments from Net profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit);
(4) Adjusted net profit is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature;
(5) Adjusted diluted EPS is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit;
(6) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control;
(7) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries.
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SAFE HARBOR STATEMENT
This document contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the Company's expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are, by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Group's ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group's ability to expand certain of the Group's brands globally; the Group's ability to offer innovative, attractive products; the Group's ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies affecting the Group, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; our ability to complete, and realize expected synergies following completion of, our proposed merger with Peugeot S.A.; exposure to shortfalls in the funding of the Group's defined benefit pension plans; the Group's ability to provide or arrange for access to adequate financing for the Group's dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; a significant malfunction, disruption or security breach compromising the Group’s information technology systems or the electronic control systems contained in the Group’s vehicles; the Group's ability to realize anticipated benefits from joint venture arrangements in certain emerging markets; the Group's ability to successfully implement and execute strategic initiatives and transactions, including the Group's plans to separate certain businesses; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations, including any work stoppages, and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.
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EARNINGS CALL
On February 6, 2020, at 1p.m. GMT, management will hold a conference call to present the 2019 full year and fourth quarter results and to confirm financial guidance for 2020. The call can be followed live and a recording will be available later on the Group's website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group's website prior to the call.

London, February 6, 2020